# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: QNB CORP, CIK 0000750558
CUSIP: 74726N107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 15 NORTH THIRD STREET, QUAKERTOWN, Pennsylvania (PA), 18951-9005
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000892712-20-000319
Filed by CIK 0001829065

## Reporting persons
- Lynch Mark T: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 334,159; shared voting power 0; sole dispositive power 334,159; shared dispositive power 0; aggregate amount beneficially owned 334,159 (9.2% of the class)

## Item 1. Issuer
Name of issuer: QNB CORP
Address of issuer's principal executive offices: 15 NORTH THIRD STREET, QUAKERTOWN, PENNSYLVANIA, 18951-9005.

## Item 2. Person Filing
Name of person filing: Mark T. Lynch
Address of principal business office or, if none, residence:
2900 Wayland Road
Berwyn, PA 19312
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 of the cover page.
Percent of class: See response to Item 11 of the cover page.
Sole power to vote or to direct the vote: For information on voting and dispositive power with respect to the above listed shares, see Items 5-9 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Lynch Mark T: /s/ Mark T. Lynch, Mark T. Lynch (02/08/2024)